FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated January 25, 2005	No. 333-113636
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

Name of Person Filing the Document (If Other than the Registrant)




05002569

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 25, 2005.

BEAR STEARNS ASSET BACKED SECURITIES I LLC
(Registrant)

By: ___/s/Jonathan Lieberman__________________________
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 20__, that the information set forth in this statement is true and complete.

By:______________________________
Name:
Title:

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

New Issue Computational Materials

$ 343,682,000 *(Approximate)*

Irwin Whole Loan Home Equity Trust 2005-A
Issuer

Bear Stearns Asset Backed Securities I LLC
Depositor

Irwin Union Bank and Trust Company
Master Servicer

Irwin Home Equity Corporation
Sub-Servicer

Irwin Whole Loan Home Equity Trust Notes, Series 2005-A

January 10, 2005

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$ 343,682,000 *(Approximate)*

Characteristics of the Offered Notes (a), (b), (c)

Class	Original Principal Balance	Coupon	WAL to Call (years)	Principal Lockout (months)	Principal Window	Initial Ratings (Moody's/Fitch)	Expected Final Payment Date (d)	Legal Final Payment Date
					Offered Notes			
Class A-1	$148,833,000	Floater (e)	1.00	0	1-26	Aaa/AAA	03/25/2007	09/25/2022
Class A-2	$68,581,000	Floater (f)	3.00	25	26-55	Aaa/AAA	08/25/2009	03/25/2029
Class A-3	$56,852,000	Floater (g)	7.37	54	55-113	Aaa/AAA	06/25/2014	06/25/2034
Class A-IO	Notional	Fixed (h)(i)	2.20	0	N/A	Aaa/AAA	07/25/2007	07/25/2007
Class M-1	$24,689,000	Floater (j)	6.23	36	37-113	Aa2/AA	06/25/2014	06/25/2034
Class M-2	$20,574,000	Floater (k)	6.23	36	37-113	A2/A	06/25/2014	06/25/2034
Class M-3	$6,799,000	Floater (l)	6.23	36	37-113	A3/A-	06/25/2014	06/25/2034
Class M-4	$6,262,000	Floater(m)	6.23	36	37-113	Baa1/BBB+	06/25/2014	06/25/2034
Class M-5	$5,725,000	Floater(n)	6.23	36	37-113	Baa2/BBB	06/25/2014	06/25/2034
Class M-6	$5,367,000	Floater(o)	6.23	36	37-113	Baa3/BBB-	06/25/2014	06/25/2034
					Not Offered			
Class M-7	$10,556,000	Floater(p)	6.23	36	37-113	Ba2/BB	06/25/2014	06/25/2034

Notes:

(a) Prepayment Assumptions: HEL: 2% CPR building to 25% CPR over 12 months; HLTV: 2% CPR building to 18% CPR over 20 months.

(b) Transaction priced to 10% clean-up call; after the payment date on which the aggregate outstanding principal balance of the mortgage loans is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date (the "Step-Up Date"), the margin on the Class A notes then outstanding will increase to 2.0x the initial margin and the margin on the Class M notes and Class B notes then outstanding will increase to 1.5x the initial margin.

(c) The initial note balances shown above are subject to a permitted variance of plus or minus 5%. All information in these tables is based upon a statistical calculation date of December 31, 2004 and a settlement date of January 28, 2005.

(d) Based on the assumption that either the Depositor or the Master Servicer has exercised its option to repurchase all of the mortgage loans and the other assumptions described herein. Due to losses and prepayments on the mortgage loans, the final payment dates on each class of offered notes may be substantially earlier or later than such dates.

(e) On any payment date, equal to the least of (i) LIBOR plus [0.16]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 2.0x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes and (iii) 13.00% per annum.

(f) On any payment date, equal to the least of (i) LIBOR plus [0.25]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 2.0x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes and (iii) 13.00% per annum.

(g) On any payment date, equal to the least of (i) LIBOR plus [0.36]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 2.0x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes and (iii) 13.00% per annum.

(h) The Class A-IO notes will have a notional balance as described herein. The Class A-IO notes will not have a principal balance.

(i) The Class A-IO notes will be interest only notes. Interest will accrue on the notional balance of the Class A-IO notes and such interest will be calculated at a coupon of 6% per annum on the notional balance for 30 months. The modified duration on the Class A-IO notes is 1.20 years.

(j) On any payment date, equal to the least of (i) LIBOR plus [0.55]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(k) On any payment date, equal to the least of (i) LIBOR plus [1.00]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(l) On any payment date, equal to the least of (i) LIBOR plus [1.15]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(m) On any payment date, equal to the least of (i) LIBOR plus [1.50]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(n) On any payment date, equal to the least of (i) LIBOR plus [1.60]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(o) On any payment date, equal to the least of (i) LIBOR plus [2.75]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

(p) On any payment date, equal to the least of (i) LIBOR plus [4.00]% per annum (or, for any payment date after the Step-Up Date, LIBOR plus 1.5x such margin), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans minus (b) on or prior to the payment date in July 2007, an adjustment for the interest payable on the Class A-IO notes. and (iii) 13.00% per annum.

Issuer	Irwin Whole Loan Home Equity Loan Trust 2005-A.
Offered Notes	The Class A-1 notes; the Class A-2 notes, the Class A-3 notes; the Class A-IO notes; the Class M-1 notes, Class M-2 notes, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 notes (together, the "Class M notes").
Depositor	Bear Stearns Asset Backed Securities I LLC.
Originator and master servicer	Irwin Union Bank and Trust Company.
Subservicer	Irwin Home Equity Corporation.
Owner trustee	Wilmington Trust Company.
Indenture trustee	Wells Fargo Bank, National Association.
Mortgage loans	Mortgage loans consisting of (i) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 100% ("HELs"), and (ii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 125% ("HLTVs"). The Depositor will acquired the mortgage loans from Irwin Union Bank and Trust Company prior to the closing date.
Statistical calculation date	The close of business on December 31, 2004.
Cut-off date	The open of business on January 1, 2005.
Closing date	On or about January 28, 2005.
Payment dates	Beginning in February 2005, on the 25th day of each month or, if the 25th day is not a business day, on the next business day.
Form of offered notes	Book-entry form, same day funds through DTC, Clearstream or Euroclear.

The Notes

Senior notes:	The Class A-1 notes; Class A-2 notes; Class A-3 notes; and the Class A-IO notes.
Class A notes:	The Class A-1 notes; Class A-2 notes; and the Class A-3 notes.
Subordinate notes:	The Class M notes.
Offered notes:	The senior notes and the subordinate notes.

The Non-offered Subordinate Notes

The trust will also issue the Irwin Whole Loan Home Equity Trust Notes, Series 2004-B, Class X notes consisting of two or more classes. The Class X notes will not be offered hereby. Any information concerning the Class X notes included herein is only included to provide you with a better understanding of the offered notes.

The Certificates

The trust will also issue Irwin Whole Loan Home Equity Trust Certificates, Series 2005-A, which will not be offered hereby. Any information concerning the certificates included herein is only included to provide you with a better understanding of the offered notes. The certificates will be subordinated to the offered notes and the non-offered subordinate notes. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

The Trust

The depositor will establish Irwin Whole Loan Home Equity Trust 2005-A, a Delaware statutory trust. The trust will be established pursuant to a trust agreement, dated as of January 1, 2005 between the depositor and the owner trustee. The trust will issue the notes pursuant to an indenture dated as of January 1, 2005, between the issuer and the indenture trustee. The assets of the trust will include the scheduled principal balance of the mortgage loans as of the cut-off date.

In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts and collections on the mortgage loans.

Mortgage Loans

The statistical information presented in these computational materials reflects the pool of mortgage loans as of the statistical calculation date.

The mortgage loans will include mortgage loans which consist of (i) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally up to 100% and (ii) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125%, secured in both cases by first, second or more junior mortgages or deeds of trust on residential properties.

With respect to each mortgage loan that has a prepayment penalty feature, the master servicer's and the subservicer's business practices are to enforce the prepayment penalty features, subject to waiver at their option for reasonable and prudent business purposes.

Interest Payments

Interest payments on each class of the offered notes will be made monthly on each payment date, beginning in February 2005, at the respective note rates described above. The Class A-IO notes, which will be interest-only notes, will receive interest payments only up to and including the payment date in July 2007. Interest on the offered notes, other than the Class A-IO notes, for each payment date, will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of the actual number of days in that interest period and a 360-day year. Interest on the Class A-IO notes for each payment date will accrue during the calendar month preceding the month in which such payment date occurs, on the basis of a 30-day month and a 360-day year. Interest on the senior notes is paid senior in priority to interest on the subordinate notes

All interest payments on the notes for any payment date will be allocated to the notes based on their respective interest accruals.

Interest will accrue on the Class A-IO notes on the scheduled notional balance specified below. The scheduled notional balance of the Class A-IO notes will not be subject to reduction unless the aggregate principal balance of all of the mortgage loans is reduced below the Class A-IO scheduled notional balance.

Payment Date	Class A-IO Scheduled Notional Balance
February 25, 2005	42,938,028.23
March 25, 2005	42,580,211.32
April 25, 2005	42,222,394.42
May 25, 2005	41,864,577.52
June 25, 2005	41,506,760.62
July 25, 2005	41,148,943.72
August 25, 2005	40,791,126.82

September 25, 2005		40,791,126.82
October 25, 2005		40,791,126.82
November 25, 2005		40,433,309.91
December 25, 2005		40,075,493.01
January 25, 2006		39,717,676.11
February 25, 2006 through July 25, 2007		35,781,690.19

After the payment date in July 2007, the Class A-IO scheduled notional balance will be $0.

To the extent the note rates of the offered notes (other than the Class A-IO notes) are limited by the applicable weighted average net mortgage interest rates of the mortgage loans, these notes may receive interest up to the applicable LIBOR rate as an interest carry-forward amount on subsequent payment dates. Notwithstanding such carry-forward, the interest rate on these notes is subject to a maximum rate.

Principal Payments

For at least the first 36 months after the closing date, all principal payments will be distributed to the senior notes (other than the Class A-IO notes) and no principal payments will be distributed to the subordinate notes, unless the principal balances of all of the senior notes have been reduced to zero. In addition, if on any payment date certain loss or delinquency tests are not satisfied, amounts otherwise payable to the subordinate notes with respect to principal will be paid to the senior notes, and the subordinate notes will receive no distributions of principal on that payment date.

In no event will principal payments on a class of offered notes on any payment date exceed the related principal balance on that payment date.

On the related legal final payment date, principal will be due and payable on the offered notes in an amount equal to the related principal balance remaining outstanding on that payment date.

The payment of principal to the subordinate notes on and after the Step-Down Date is subject to the following loss and delinquency tests:

satisfaction of a cumulative liquidation loss amount test such that the fraction (expressed as a percentage) of cumulative liquidation loss amounts as of the respective payment date divided by the initial aggregate principal balance of the mortgage loans as of the cut-off date is less than or equal to the percentage set forth below for the related collection period specified below:

Collection Period	Cumulative liquidation loss amount percentage
36 – 48	9.00%
49 – 60	11.75%
61 – 72	13.25%; and
73+	13.90%.

satisfaction of a delinquency test such that the three-month rolling average of the aggregate principal balance of the mortgage loans that are 60 days or more delinquent (including all mortgage loans that are in foreclosure and mortgage loans for which the related mortgaged property constitutes REO property, but excluding liquidated mortgage loans) in the payment of principal and interest divided by the initial aggregate principal balance of the mortgage loans as of the cut-off date, is less than 8.50%.

Priority of Payments on the Notes

Payments of principal and interest on the mortgage loans will be collected each month. After retaining its master servicing fee, any prepayment penalties and other ancillary fees together with any amounts that reimburse the master servicer or the subservicer for reimbursable expenses, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date. These amounts, *minus* any expenses reimbursable to the indenture trustee, will be allocated as follows:

- first, to pay accrued and unpaid interest due on the principal balances of the notes at their respective note rates as follows:
  - (i) to the Class A notes and Class A-IO notes on a *pro rata* basis in accordance with the amount of accrued interest due thereon;
  - (ii) to the Class M-1 notes;
  - (iii) to the Class M-2 notes;
  - (iv) to the Class M-3 notes;
  - (v) to the Class M-4 notes;
  - (vi) to the Class M-5 notes;
  - (vii) to the Class M-6 notes; and
  - (vi) to the Class M-7 notes;
- second, to pay as principal on each class of notes (other than the Class A-IO notes) until the related principal balance thereof has been reduced to zero, the Principal Distribution Amount for that payment date, in the following order of priority:
- (i) the Class A principal distribution amount to the Class A notes, *sequentially*;

- (ii) the Class M-1 principal distribution amount to the Class M-1 notes;
- (iii) the Class M-2 principal distribution amount to the Class M-2 notes;
- (iv) the Class M-3 principal distribution amount to the Class M-3 notes;
- (v) the Class M-4 principal distribution amount to the Class M-4 notes;
- (vi) the Class M-5 principal distribution amount to the Class M-5 notes;
- (vii) the Class M-6 principal distribution amount to the Class M-6 notes; and
- (viii) the Class M-7 principal distribution amount to the Class M-7 notes.
- third, to pay as principal on the notes (other than the Class A-IO notes) the Liquidation Loss Distribution Amount for such payment date sequentially to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 notes, in that order, in each case until the principal balance thereof has been reduced to zero;
- fourth, to pay the indenture trustee and the administrator any unpaid expenses and other reimbursable amounts owed to the indenture trustee and the administrator;
- fifth, to pay the holders of the notes, in the order described in clause *first* above, any unpaid interest carry-forward amounts, together with interest thereon; and
- sixth, any remaining amounts to the holders of the non-offered subordinate notes and the certificates in the amounts and priorities set forth in the indenture.

Credit Enhancement

The credit enhancement provided for the benefit of the offered notes consists of:

Excess Spread. The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee and (b) the weighted average note rate. On each payment date, excess spread generated during the related collection period will be available to cover losses and build overcollateralization. A projection of excess spread before losses can be found later in these materials.

Overcollateralization. Excess interest on the mortgage loans will be used to make additional principal payments on the notes, until the aggregate principal balance of the mortgage loans exceeds the aggregate principal balance of the offered notes (other than the Class A-IO notes) by a specified amount. This excess of the principal balance of the mortgage loans over the principal balance of the offered notes will represent overcollateralization, which will absorb losses on the mortgage loans, to the extent of the overcollateralization, if the losses are not otherwise covered by excess spread. If the level of overcollateralization falls below what is required, the excess interest described above will be paid to the offered notes as principal, until the required level of overcollateralization is reached again.

OC Initial: 1.00% of the initial mortgage loan balance

OC Target: 4.50% of the initial mortgage loan balance (at all times prior to the Stepdown Date)

For the first 12 payment dates, the maximum amount of excess spread that may be applied to build or maintain overcollateralization on such payment dates will be limited to the related overcollateralization funding amount. For each of the first 12 payment dates, the over-collateralization funding amount will be equal to the following percentages of the annualized excess spread, calculated as a percent of the then-current balance of the mortgage loans:

Payment Date Occurring In	Annualized Excess Interest Percentage
February 2005	5.50%
March 2005	5.50%
April 2005	5.00%
May 2005	5.00%
June 2005	5.00%
July 2005	4.50%
August 2005	4.00%
September 2005	3.75%
October 2005	3.50%
November 2005	3.50%
December 2005	3.25%
January 2006	3.25%

Subordination. To the extent no overcollateralization exists, losses on the mortgage loans during the related collection period in excess of amounts available to be paid on that payment date pursuant to clause *third* above under "Priority of Payments on the Notes" will be allocated in full to the first class of notes listed below with a principal balance greater than zero:

- Class M-7 notes;
- Class M-6 notes;
- Class M-5 notes;
- Class M-4 notes;
- Class M-3 notes;
- Class M-2 notes; and
- Class M-1 notes.

When this occurs, the principal balance of the class of subordinate notes to which the loss is allocated is reduced, without a corresponding payment of principal.

If none of the subordinate notes remains outstanding, losses will be allocated to the Class A notes.

Initial subordination (including initial overcollateralization) for each class of notes is as follows:

Class A	23.35%
Class M-1	16.45%
Class M-2	10.70%
Class M-3	8.80%
Class M-4	7.05%
Class M-5	5.45%
Class M-6	3.95%
Class M-7	1.00%

Legal Investment

The offered notes will not be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. You should consult your legal advisors in determining whether and to what extent the offered notes constitute legal investments for you.

Optional Redemption

The depositor may, at its option repurchase all, but not less than all, of the mortgage loans on any payment date on which the aggregate outstanding principal balance of the mortgage loans (after applying payments received in the related collection period) is less than 10% of the aggregate scheduled principal balance of the mortgage loans as of the cut-off date. To the extent the depositor does not exercise the optional redemption, the master servicer may, subject to the consent of the depositor, exercise such option under the same conditions described above. If the master servicer exercises the optional redemption, the purchase price it will pay for the mortgage loans will equal the lesser of (a) the outstanding principal balance of the mortgage loans and (b) the fair market value of the mortgage loans.

Notwithstanding the foregoing, the optional repurchase of the mortgage loans by the depositor or the master servicer may occur only if the purchase price for the mortgage loans equals or exceeds the sum of all accrued and unpaid interest (including interest carry-forward amounts) and the outstanding principal balance of the notes. In addition, if the notes are redeemed prior to the last payment date on which the Class A-IO notes will receive interest, the holders of the Class A-IO notes will be entitled to receive their adjusted issue price, which will be approximately equal to the present value of the remaining payments on the Class A-IO notes, using a discount rate equal to the discount rate reflected in the price paid by the initial purchaser of the Class A-IO notes on the closing date.

An exercise of the optional redemption will cause the aggregate outstanding principal balance of the offered notes to be paid in full sooner than it otherwise would have been paid.

Ratings

When issued, the offered notes will receive the ratings indicated in the chart above. A security rating is not a recommendation to buy, sell or hold a security and is subject to change or withdrawal at any time by the assigning rating agency. The ratings also do not address the rate of principal prepayments on the mortgage loans or the likelihood of the payment of any interest carry-forward amounts. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized by holders of the offered notes.

ERISA Considerations

Subject to important considerations, the depositor expects that persons investing assets of employee benefit plans or individual retirement accounts may purchase the offered notes. Plans should consult with their legal advisors before investing in the offered notes.

Tax Status

For federal income tax purposes, the offered notes will be treated as debt. The trust itself will not be subject to tax.

"Class A Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the Principal Distribution Amount for such Payment Date. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the Principal Distribution Amount for such Payment Date) equal to (i) the Note Balance of the Class A Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 55.30% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-1 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A Principal Distribution Amount. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A Principal Distribution Amount) equal to (i) the sum of (a) the Note Balance of the Class A Notes as of such Payment Date after any distributions thereon and (b) the Note Balance of the Class M-1 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 67.10% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-2 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A and Class M-1 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A and Class M-1 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes and Class M-1 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-2 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 78.60% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-3 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes, Class M-1 Notes and Class M-2 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-3 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 82.40% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-4 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Cass M-2 and Class M-3 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes, Class M-1 Notes, Class M-2 and Class M-3 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-4 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 85.90% of the aggregate Principal Balance of the Mortgage

Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-5 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Cass M-2, Class M-3 and Class M-4 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes, Class M-1 Notes, Class M-2, Class M-3 and Class M-4 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-5 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 89.10% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-6 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Cass M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes, Class M-1 Notes, Class M-2, Class M-3, Class M-4 and Class M-5 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-6 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 92.10% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Class M-7 Principal Distribution Amount" means, with respect to any Payment Date prior to the Step-down Date or on or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Cass M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts. With respect to any other Payment Date on or after the Step-down Date if the Loss and Delinquency Tests have been satisfied, an amount (but only up to the remaining Principal Distribution Amount for such Payment Date after the distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts) equal to (i) the sum of (a) the aggregate Note Balance of the Class A Notes, Class M-1 Notes, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes as of such Payment Date after any distributions on such Notes and (b) the Note Balance of the Class M-7 Notes as of such Payment Date before any distributions thereon *minus* (ii) the lesser of (x) 98.00% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period and (y) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period less the Overcollateralization Floor.

"Excess Spread" means, with respect to any Payment Date, Interest Collections minus the amount paid on that Payment Date under clause *first* under "Priority of Payments on the Notes" above.

"Initial Overcollateralization Target Amount" means an amount equal to 4.50% of the initial aggregate pool balance.

"Interest Collections" means, with respect to any Payment Date, the sum of all payments by or on behalf of Mortgagors and any other amounts constituting interest (including such portion of Insurance Proceeds, Liquidation Proceeds and Repurchase Prices as is allocable to interest on the applicable Mortgage Loan as are paid by the Master Servicer in respect of Mortgage Loans or is collected by the Master Servicer under the Mortgage Loans, reduced by (i) the Servicing Fee for the Mortgage Loans for the related Collection Period and (ii) by any late fees, assumption fees, prepayment penalties, other administrative fees, release fees, bad check charges and other similar servicing related fees paid by Mortgagors with respect to Mortgage Loans during such Collection Period). The terms of the related mortgage documents shall determine the portion of each payment in respect of such Mortgage Loan that constitutes principal and interest.

"Liquidated Mortgage Loan" means a defaulted Mortgage Loan as to which the Master Servicer has determined that all amounts that it expects to recover on such Mortgage Loan have been recovered (exclusive of any possibility of a deficiency judgment).

"Liquidation Loss Amount" means, with respect to any Payment Date and any Liquidated Mortgage Loan, the unrecovered Principal Balance thereof at the end of the related Collection Period in which such Mortgage Loan became a Liquidated Mortgage Loan, after giving effect to the Liquidation Proceeds in connection therewith.

"Liquidation Loss Distribution Amount" means, with respect to any Payment Date, an amount equal to any Liquidation Loss Amounts incurred on the Mortgage Loans during the related Collection Period, plus any Liquidation Loss Amounts incurred on the Mortgage Loans remaining undistributed from any previous Payment Date. Any Liquidation Loss Amounts on the Mortgage Loans remaining undistributed from any previous Payment Date will not be required to be paid as a Liquidation Loss Distribution Amount to the extent that such Liquidation Loss Amounts were paid by means of a payment from collections on the Mortgage Loans or were reflected in a reduction of the Overcollateralization Amount or a reduction in the Subordinate Notes.

"Note Balance" means as of any date of determination and with respect to each class of Offered Notes (other than the Class A-IO Notes), the principal balance of such class of Offered Notes on the Closing Date less any amounts actually distributed as principal thereon on all prior Payment Dates and the Liquidation Loss Amounts, if any, actually allocated in reduction thereof on all prior Payment Dates and not previously reimbursed.

"Overcollateralization Amount" means, with respect to any Payment Date, the excess, if any, of (x) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period, over (y) the aggregate Note Balance of the Offered Notes, after taking into account the payment of the Principal Distribution Amount and Liquidation Loss Amounts for Payment Date.

"**Overcollateralization Floor**" means an amount equal to approximately $3,578,901, which is approximately 1.00% of the initial aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

"Overcollateralization Increase Amount" means, with respect to any Payment Date, the amount, if any, necessary to be applied on that Payment Date to increase the Overcollateralization Amount to the Overcollateralization Target Amount; *provided, however*, that the maximum amount of Excess Spread to be applied to the Overcollateralization Increase Amount on each of the first twelve (12) Payment Dates will not exceed the related Overcollateralization Funding Amount for such Payment Dates.

"Overcollateralization Release Amount" means, with respect to any Payment Date, an amount equal to the lesser of (i) the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount, before taking into account the payment of the Principal Distribution Amount for such Payment Date, and (ii) the Principal Collections for such Payment Date.

"Overcollateralization Target Amount" means, as to any Payment Date prior to the Step-down Date, an amount equal to the Initial Overcollateralization Target Amount. On or after the Step-down Date, the Overcollateralization Target Amount for any Payment Date will be equal to the lesser of (a) the Initial Overcollateralization Target Amount and (b) 9.00% of the current aggregate pool balance (after applying payments received in the related Collection Period), but not lower than the Overcollateralization Floor; *provided, however*, that the scheduled reduction to the Overcollateralization Target Amount shall not be made as of any Payment Date unless the Loss and Delinquency Tests are satisfied; and *provided, further*, that the Overcollateralization Target Amount for any Payment Date may be reduced with the prior written consent of the Rating Agencies.

"Principal Collections" means, with respect to any Payment Date, the aggregate of the following amounts:

(i) the total amount of payments made by or on behalf of the related Mortgagors, received and applied as payments of principal on the Mortgage Loans during the related Collection Period, as reported by the Master Servicer or the related Subservicer;

(ii) any Liquidation Proceeds allocable as a recovery of principal received in connection with the Mortgage Loans during the related Collection Period;

(iii) if such Mortgage Loan (or Mortgage Loans) was repurchased by the Originator during the related Collection Period, 100% of the Principal Balance thereof as of the date of such repurchase; and

(iv) other amounts received as payments on or proceeds of the Mortgage Loans during the related Collection Period, to the extent applied in reduction of the Principal Balance thereof.

"Principal Distribution Amount" means, with respect to any Payment Date, an amount equal to (i) the total Principal Collections *plus* (ii) the Overcollateralization Increase Amount, and *minus* (iii) any Overcollateralization Release Amount.

"Senior Enhancement Percentage" means, with respect to any Payment Date, the percentage obtained by dividing the excess of (a) the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period over (b) the aggregate Note Balance of the Class A Notes immediately prior to such Payment Date, by the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period.

"Step-down Date" means the first Payment Date occurring after the Payment Date in February 2007 as to which the Class A Note Balance (after taking into account the payment of the Class A Principal Distribution Amount on such Payment Date) is equal to or less than the excess of (a) the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period over (b) the greater of (x) approximately 9.00% of the aggregate Principal Balance of the Mortgage Loans as of the last day of the related Collection Period, and (y) 4.50% of the initial aggregate pool balance; provided that the Loss and Delinquency Tests have been satisfied.

"Step-up Date" means the Payment Date on which the current aggregate Principal Balance of the Mortgage Loans is less than 10% of the initial aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date.

Excess Spread
Assumes Spot Libor is 2.52%

Period	XS Spread (%)	Period	XS Spread (%)	Period	XS Spread (%)	Period	XS Spread (%)
1	5.85	31	6.47	61	6.63	91	6.83
2	5.86	32	6.47	62	6.95	92	6.83
3	5.58	33	6.57	63	6.65	93	6.94
4	5.69	34	6.47	64	6.76	94	6.85
5	5.61	35	6.57	65	6.66	95	6.96
6	5.72	36	6.47	66	6.77	96	6.86
7	5.63	37	6.47	67	6.67	97	6.87
8	5.63	38	6.69	68	6.68	98	7.18
9	5.73	39	6.49	69	6.79	99	6.88
10	5.63	40	6.60	70	6.69	100	6.99
11	5.73	41	6.50	71	6.80	101	6.89
12	5.63	42	6.61	72	6.71	102	7.00
13	5.70	43	6.51	73	6.71	103	6.90
14	5.98	44	6.52	74	7.03	104	6.91
15	5.67	45	6.63	75	6.73	105	7.02
16	5.76	46	6.53	76	6.84	106	6.92
17	5.64	47	6.64	77	6.74	107	7.03
18	5.73	48	6.55	78	6.85	108	6.93
19	5.61	49	6.55	79	6.75	109	6.94
20	5.60	50	6.87	80	6.76	110	7.26
21	5.68	51	6.57	81	6.87	111	6.95
22	5.56	52	6.68	82	6.77	112	7.06
23	5.65	53	6.58	83	6.88	113	6.96
24	5.53	54	6.69	84	6.78		
25	5.51	55	6.59	85	6.79		
26	5.79	56	6.60	86	7.00		
27	5.47	57	6.71	87	6.80		
28	5.56	58	6.61	88	6.91		
29	5.44	59	6.72	89	6.82		
30	5.52	60	6.63	90	6.93		

Excess Spread
Forward LIBOR

Period	XS Spread (%)	Period	XS Spread (%)	Period	XS Spread (%)	Period	XS Spread (%)
1	5.85	31	4.86	61	4.41	91	4.22
2	5.77	32	4.84	62	4.92	92	4.22
3	5.29	33	4.98	63	4.39	93	4.40
4	5.27	34	4.81	64	4.55	94	4.21
5	5.06	35	4.95	65	4.37	95	4.39
6	5.09	36	4.78	66	4.54	96	4.20
7	4.89	37	4.76	67	4.36	97	4.19
8	4.81	38	5.07	68	4.35	98	4.76
9	4.85	39	4.74	69	4.52	99	4.18
10	4.64	40	4.89	70	4.34	100	4.37
11	4.70	41	4.71	71	4.52	101	4.17
12	4.49	42	4.86	72	4.33	102	4.36
13	4.51	43	4.68	73	4.33	103	4.16
14	4.87	44	4.67	74	4.87	104	4.16
15	4.41	45	4.82	75	4.32	105	4.34
16	4.51	46	4.64	76	4.50	106	4.15
17	4.34	47	4.79	77	4.31	107	4.33
18	4.45	48	4.60	78	4.49	108	4.13
19	4.27	49	4.59	79	4.30	109	4.13
20	4.24	50	5.07	80	4.29	110	4.71
21	4.35	51	4.55	81	4.47	111	4.12
22	4.17	52	4.70	82	4.28	112	4.31
23	4.27	53	4.52	83	4.46	113	4.11
24	4.09	54	4.67	84	4.27		
25	4.04	55	4.48	85	4.26		
26	4.45	56	4.47	86	4.62		
27	3.96	57	4.63	87	4.25		
28	4.06	58	4.44	88	4.43		
29	3.87	59	4.60	89	4.23		
30	3.98	60	4.42	90	4.42		

Net WAC

Assumes Spot Libor of 2.52%

Period	Net WAC (%)	Period	Net WAC (%)	Period	Net WAC (%)	Period	Net WAC (%)
1	9.26	31	9.32	61	9.53	91	9.72
2	9.27	32	9.33	62	10.56	92	9.73
3	8.38	33	9.65	63	9.55	93	10.06
4	8.67	34	9.34	64	9.87	94	9.74
5	8.39	35	9.66	65	9.56	95	10.07
6	8.68	36	9.36	66	9.89	96	9.75
7	8.40	37	9.37	67	9.57	97	9.76
8	8.40	38	10.02	68	9.58	98	10.81
9	8.67	39	9.38	69	9.91	99	9.77
10	8.40	40	9.70	70	9.59	100	10.10
11	8.68	41	9.40	71	9.92	101	9.78
12	8.39	42	9.72	72	9.61	102	10.12
13	8.47	43	9.41	73	9.61	103	9.80
14	9.37	44	9.42	74	10.65	104	9.80
15	8.45	45	9.74	75	9.63	105	10.13
16	8.73	46	9.43	76	9.95	106	9.81
17	8.44	47	9.75	77	9.64	107	10.15
18	8.71	48	9.45	78	9.97	108	9.83
19	8.42	49	9.45	79	9.65	109	9.83
20	8.41	50	10.47	80	9.66	110	10.89
21	8.68	51	9.47	81	9.99	111	9.84
22	8.39	52	9.79	82	9.67	112	10.18
23	8.66	53	9.48	83	10.00	113	9.85
24	8.37	54	9.80	84	9.68		
25	8.36	55	9.49	85	9.69		
26	9.24	56	9.50	86	10.36		
27	8.34	57	9.83	87	9.70		
28	8.60	58	9.52	88	10.03		
29	8.31	59	9.84	89	9.71		
30	8.58	60	9.53	90	10.04		

Net WAC
Libor at 13.00%

Period	Net WAC (%)	Period	Net WAC (%)	Period	Net WAC (%)	Period	Net WAC (%)
1	9.26	31	9.32	61	9.53	91	9.72
2	9.27	32	9.33	62	10.56	92	9.73
3	8.38	33	9.65	63	9.55	93	10.06
4	8.67	34	9.34	64	9.87	94	9.74
5	8.39	35	9.66	65	9.56	95	10.07
6	8.68	36	9.36	66	9.89	96	9.75
7	8.40	37	9.37	67	9.57	97	9.76
8	8.40	38	10.02	68	9.58	98	10.81
9	8.67	39	9.38	69	9.91	99	9.77
10	8.40	40	9.70	70	9.59	100	10.10
11	8.68	41	9.40	71	9.92	101	9.78
12	8.39	42	9.72	72	9.61	102	10.12
13	8.47	43	9.41	73	9.61	103	9.80
14	9.37	44	9.42	74	10.65	104	9.80
15	8.45	45	9.74	75	9.63	105	10.13
16	8.73	46	9.43	76	9.95	106	9.81
17	8.44	47	9.75	77	9.64	107	10.15
18	8.71	48	9.45	78	9.97	108	9.83
19	8.42	49	9.45	79	9.65	109	9.83
20	8.41	50	10.47	80	9.66	110	10.89
21	8.68	51	9.47	81	9.99	111	9.84
22	8.39	52	9.79	82	9.67	112	10.18
23	8.66	53	9.48	83	10.00	113	9.85
24	8.37	54	9.80	84	9.68		
25	8.36	55	9.49	85	9.69		
26	9.24	56	9.50	86	10.36		
27	8.34	57	9.83	87	9.70		
28	8.60	58	9.52	88	10.03		
29	8.31	59	9.84	89	9.71		
30	8.58	60	9.53	90	10.04		

COLLATERAL SUMMARY
Mortgage Loans (as of the Statistical Calculation Date) - *HEL, HLTV*

Total Number of Loans:		6,911
Total Outstanding Loan Balance:		$ 357,816,901.38
Average Loan Principal Balance:		$51,774.98
WA Coupon:		10.378%
WA Remaining Term to Maturity (months):		247
WA Original Term to Stated Maturity (months):		255
WA FICO:		689
WA CLTV:		108.04%
WA Debt-to-Income:		40.95%
Lien Position:	First Lien:	1.54%
	Second Lien:	98.46%
Property Type:	Single-Family Dwelling:	76.25%
	Planned Unit Development:	20.24%
	Condominium:	3.49%
	2-4 Family:	0.02%
Occupancy Status:	Owner Occupied:	99.91%
	Investment Property:	0.09%
Geographic Distribution: *(states not listed individually account for less than 5.00% of the Mortgage Loan principal balance)*	California:	12.35%
	Florida:	8.35%
	Pennsylvania:	6.94%
	Colorado:	6.72%
	Virginia:	6.40%
	Washington:	6.28%
	Maryland:	6.12%
Credit Quality: *(per Irwin's Guidelines)*	Excellent:	91.73%
	Superior:	7.08%
	Good:	1.19%
Prepayment Penalty:	No Prepayment Penalty:	15.11%
	12 Months:	0.49%
	24 Months:	0.49%
	36 Months:	59.81%
	48 Months:	0.51%
	60 Months:	23.59%

COLLATERAL SUMMARY
Mortgage Loans (as of the Statistical Calculation Date) -
HLTV

Total Number of Loans:		4,568
Total Outstanding Loan Balance:		$248,533,732.00
Average Loan Principal Balance:		$54,407.56
WA Coupon:		11.602%
WA Remaining Term to Maturity (months):		261
WA Original Term to Stated Maturity (months):		269
WA FICO:		678
WA CLTV:		119.54%
WA Debt-to-Income:		41.64%
Lien Position:	Second Lien:	100.00%
Property Type:	Single-Family Dwelling:	75.13%
	Planned Unit Development:	21.41%
	Condominium:	3.47%
Occupancy Status:	Owner Occupied:	100.00%
Geographic Distribution:	Florida:	8.85%
(states not listed individually account	Colorado:	8.50%
for less than 5.00% of the Mortgage	Washington:	7.50%
Loan principal balance)	Pennsylvania:	6.64%
	Ohio:	5.98%
	Arizona:	5.74%
	Virginia:	5.64%
	Michigan:	5.57%
	California:	5.31%
Credit Quality:	Excellent:	93.06%
(per Irwin's Guidelines)	Superior:	6.01%
	Good:	0.93%
Prepayment Penalty:	No Prepayment Penalty:	17.38%
	12 Months:	0.51%
	24 Months:	0.22%
	36 Months:	68.51%
	48 Months:	0.60%
	60 Months:	12.78%

COLLATERAL SUMMARY
Mortgage Loans (as of the Statistical Calculation Date) - *HEL*

Total Number of Loans:		2,343
Total Outstanding Loan Balance:		$109,283,169.38
Average Loan Principal Balance:		$46,642.41
WA Coupon:		7.595%
WA Remaining Term to Maturity (months):		215
WA Original Term to Stated Maturity (months):		223
WA FICO:		713
WA CLTV:		81.89%
WA Debt-to-Income:		39.36%
Lien Position:	First Lien:	5.03%
	Second Lien:	94.97%
Property Type:	Single-Family Dwelling:	78.82%
	Planned Unit Development:	17.58%
	Condominium:	3.55%
	2-4 Family:	0.05%
Occupancy Status:	Owner Occupied:	99.69%
	Investment Property:	0.31%
Geographic Distribution:	California:	28.35%
(states not listed individually account	Maryland:	8.91%
for less than 5.00% of the Mortgage	Virginia:	8.12%
Loan principal balance)	Pennsylvania:	7.64%
	Florida:	7.22%
Credit Quality:	Excellent:	88.72%
(per Irwin's Guidelines)	Superior:	9.52%
	Good:	1.77%
Prepayment Penalty:	No Prepayment Penalty:	9.96%
	12 Months:	0.45%
	24 Months:	1.12%
	36 Months:	40.01%
	48 Months:	0.29%
	60 Months:	48.16%

Lien Position of Mortgage Loans

Lien Position	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
First Lien	76	5,492,540.34	1.54
Second Lien	6,835	352,324,361.04	98.46
Total	6,911	357,816,901.38	100.00

Combined Loan-to-Value Ratios of Mortgage Loans

Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0.01 to 25.00	36	1,412,740.37	0.39
25.01 to 50.00	114	5,574,117.32	1.56
50.01 to 75.00	499	24,054,903.32	6.72
75.01 to 100.00	1,694	78,241,408.37	21.87
100.01 to 125.00	4,568	248,533,732.00	69.46
Total	6,911	357,816,901.38	100.00

The minimum and maximum combined loan-to-value ratios of the Loans as of the Statistical Calculation Date are approximately 7.08% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Loans is approximately 108.04%. The "combined loan-to-value ratio" of a Group Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Mortgage Loan plus the credit limit of such Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Mortgage Loans

Principal Balances	Number of Mortgage Loans	Unpaid Principal Balance Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
$0.01 to $25,000.00	867	17,300,955.78	4.84
$25,000.01 to $50,000.00	3,033	117,412,577.96	32.81
$50,000.01 to $75,000.00	2,076	129,172,138.71	36.10
$75,000.01 to $100,000.00	738	65,655,248.25	18.35
$100,000.01 to $125,000.00	101	11,476,592.24	3.21
$125,000.01 to $150,000.00	47	6,480,720.63	1.81
$150,000.01 to $175,000.00	14	2,263,019.04	0.63
$175,000.01 to $200,000.00	17	3,216,778.36	0.90
$200,000.01 to $225,000.00	4	839,503.92	0.23
$225,000.01 to $250,000.00	3	714,402.30	0.20
$250,000.01 to $275,000.00	3	788,853.76	0.22
$275,000.01 to $300,000.00	7	2,101,188.40	0.59
$375,000.01 to $400,000.00	1	394,922.03	0.11
Total	6,911	357,816,901.38	100.00

The average unpaid principal balance of the Mortgage Loans as of the Statistical Calculation Date is $51,774.98

Mortgage Interest Rates of Mortgage Loans

Coupon Rates (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0.00	to	5.000	307	15,328,395.28	4.28
5.001	to	6.000	686	31,037,506.83	8.67
6.001	to	7.000	280	12,551,547.89	3.51
7.001	to	8.000	210	10,602,204.96	2.96
8.001	to	9.000	231	11,580,185.33	3.24
9.001	to	10.000	622	38,375,272.65	10.72
10.001	to	11.000	1,174	68,337,633.42	19.10
11.001	to	12.000	1,474	80,237,098.33	22.42
12.001	to	13.000	1,009	49,855,278.94	13.93
13.001	to	14.000	690	30,417,442.80	8.50
14.001	to	15.000	141	5,935,492.12	1.66
15.001	to	16.000	71	2,801,585.75	0.78
16.001	to	17.000	11	528,116.02	0.15
17.001	to	18.000	3	150,621.67	0.04
18.001	to	19.000	2	78,519.39	0.02
Total			6,911	357,816,901.38	100.00

The weighted average mortgage interest rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 10.378% per annum.

Mortgaged Properties Securing Mortgage Loans

Property Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Single-Family Dwelling	5,363	272,852,500.48	76.25
Planned Unit Development	1,287	72,414,826.49	20.24
Condominium	259	12,491,329.15	3.49
2-4 Family	2	58,245.26	0.02
Total	6,911	357,816,901.38	100.00

Original Term to Maturity of Mortgage Loans

Original Term to Maturity (months)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0	to	60	60	1,191,485.36	0.33
61	to	120	358	12,043,414.30	3.37
121	to	180	2,031	89,168,985.34	24.92
181	to	240	952	49,404,560.33	13.81
241	to	360	3,510	206,008,456.05	57.57
Total			6,911	357,816,901.38	100.00

The weighted average original term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 255 months.

Remaining Term to Maturity of Mortgage Loans

Remaining Term to Maturity (months)	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0 to 60	87	1,601,416.12	0.45
61 to 120	350	12,124,372.67	3.39
121 to 180	2,012	88,678,096.21	24.78
181 to 240	952	49,404,560.33	13.81
241 to 360	3,510	206,008,456.05	57.57
Total	6,911	357,816,901.38	100.00

The weighted average remaining term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 247 months.

Year of Origination of Mortgage Loans

Year of Origination	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
2004	6,761	351,600,575.25	98.26
2003	101	5,168,526.87	1.44
2002	3	146,979.37	0.04
1999	4	104,508.06	0.03
1998	37	687,842.41	0.19
1997	5	108,469.42	0.03
Total	6,911	357,816,901.38	100.00

The earliest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 6/1997 and the latest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 7/2004.

Occupancy Type of Mortgage Loans

Occupancy Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Owner Occupied	6,903	357,481,799.86	99.91
Investment Property	8	335,101.52	0.09
Total	6,911	357,816,901.38	100.00

Credit Quality of Mortgage Loans

Credit Quality	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Excellent	6,192	328,229,753.91	91.73
Superior	599	25,336,869.33	7.08
Good	120	4,250,278.14	1.19
Total	6,911	357,816,901.38	100.00

Credit grades run from Excellent to Superior to Good in descending order.

Geographic Distribution of Mortgage Loans

State	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
California	685	44,184,736.55	12.35
Florida	609	29,878,429.02	8.35
Pennsylvania	535	24,839,407.72	6.94
Colorado	428	24,051,047.63	6.72
Virginia	428	22,890,928.96	6.40
Washington	408	22,487,702.64	6.28
Maryland	397	21,900,227.78	6.12
Ohio	390	17,334,394.80	4.84
Michigan	344	16,850,541.34	4.71
Arizona	342	16,714,261.67	4.67
Illinois	230	10,843,796.94	3.03
Oregon	182	9,284,053.03	2.59
Georgia	156	9,113,506.90	2.55
Connecticut	149	8,257,887.11	2.31
Wisconsin	160	7,474,933.63	2.09
Missouri	158	7,267,681.86	2.03
Other (<2%)	5,601	293,373,537.58	81.98
Total	6,911	357,816,901.38	100.00

Debt-to-Income Ratios of Mortgage Loans

Debt-to-Income Ratios (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
5.001	to	10.000	5	215,470.98	0.06
10.001	to	15.000	13	588,808.74	0.16
15.001	to	20.000	76	3,034,776.11	0.85
20.001	to	25.000	230	9,748,575.18	2.72
25.001	to	30.000	553	24,937,045.92	6.97
30.001	to	35.000	1,043	49,709,908.46	13.89
35.001	to	40.000	1,330	67,244,268.21	18.79
40.001	to	45.000	1,442	76,890,767.99	21.49
45.001	to	50.000	1,332	72,010,191.82	20.12
50.001	to	55.000	887	53,437,087.97	14.93
Total			6,911	357,816,901.38	100.00

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 40.95%.

Prepayment Penalty for Mortgage Loans

Months Applicable	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
No Prepayment Penalty	975	54,083,476.92	15.11
12	25	1,759,831.20	0.49
24	39	1,767,611.95	0.49
36	3,954	214,002,920.35	59.81
48	33	1,809,148.85	0.51
60	1,885	84,393,912.11	23.59
Total	6,911	357,816,901.38	100.00

Delinquency Status for Mortgage Loans

Delinquency	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Current	6,882	356,423,978.70	99.61
31-60 Days	29	1,392,922.68	0.39
Total	6,911	357,816,901.38	100.00

FICO Scores of Mortgage Loans

FICO			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
560	to	579	4	75,362.64	0.02
580	to	599	36	1,385,752.26	0.39
600	to	619	114	4,848,200.92	1.35
620	to	639	375	15,354,374.55	4.29
640	to	659	1,587	76,715,445.05	21.44
660	to	679	1,394	78,480,816.33	21.93
680	to	699	1,158	65,628,925.53	18.34
700	to	719	775	42,738,352.91	11.94
720	to	739	539	27,219,822.66	7.61
740	to	759	326	14,968,428.47	4.18
760	to	779	285	13,346,463.75	3.73
780	to	799	187	9,607,750.58	2.69
800	to	819	99	5,780,773.54	1.62
820	to	839	32	1,666,432.19	0.47
Total			6,911	357,816,901.38	100.00

The weighted average FICO of the Mortgage Loans as of the Statistical Calculation Date is approximately 689.

Lien Position of HLTV Mortgage Loans

Lien Position	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Second Lien	4,568	248,533,732.00	100.00
Total	4,568	248,533,732.00	100.00

Combined Loan-to-Value Ratios of HLTV Mortgage Loans

Combined Loan-to-Value Ratios (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
100.01	to	125.00	4,568	248,533,732.00	100.00
Total			4,568	248,533,732.00	100.00

The minimum and maximum combined loan-to-value ratios of the Loans as of the Statistical Calculation Date are approximately 100.10% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Loans is approximately 119.54%. The "combined loan-to-value ratio" of a Group Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Mortgage Loan plus the credit limit of such Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of HLTV Mortgage Loans

Principal Balances			Number of Mortgage Loans	Unpaid Principal Balance Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
$0.01	to	$25,000.00	243	5,256,078.44	2.11
$25,000.01	to	$50,000.00	1,997	79,067,931.91	31.81
$50,000.01	to	$75,000.00	1,707	106,261,814.08	42.76
$75,000.01	to	$100,000.00	534	47,424,319.58	19.08
$100,000.01	to	$125,000.00	69	7,843,078.16	3.16
$125,000.01	to	$150,000.00	12	1,632,875.85	0.66
$150,000.01	to	$175,000.00	2	320,784.31	0.13
$175,000.01	to	$200,000.00	4	726,849.67	0.29
Total			4,568	248,533,732.00	100.00

The average unpaid principal balance of the Mortgage Loans as of the Statistical Calculation Date is $54,407.56

Mortgage Interest Rates of HLTV Mortgage Loans

Coupon Rates (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
5.001	to	6.000	1	18,133.87	0.01
7.001	to	8.000	3	259,942.86	0.10
8.001	to	9.000	41	2,348,142.29	0.94
9.001	to	10.000	433	27,579,440.87	11.10
10.001	to	11.000	1,043	62,488,692.79	25.14
11.001	to	12.000	1,362	75,250,252.49	30.28
12.001	to	13.000	901	45,060,030.30	18.13
13.001	to	14.000	575	26,415,957.69	10.63
14.001	to	15.000	124	5,582,564.15	2.25
15.001	to	16.000	69	2,773,317.61	1.12
16.001	to	17.000	11	528,116.02	0.21
17.001	to	18.000	3	150,621.67	0.06
18.001	to	19.000	2	78,519.39	0.03
Total			4,568	248,533,732.00	100.00

The weighted average mortgage interest rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 11.602% per annum.

Mortgaged Properties Securing HLTV Mortgage Loans

Property Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Single-Family Dwelling	3,490	186,714,857.03	75.13
Planned Unit Development	912	53,206,583.94	21.41
Condominium	166	8,612,291.03	3.47
Total	4,568	248,533,732.00	100.00

Original Term to Maturity of HLTV Mortgage Loans

Original Term to Maturity (months)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0	to	60	1	19,678.07	0.01
61	to	120	67	2,756,492.10	1.11
121	to	180	865	41,373,616.43	16.65
181	to	240	725	36,915,043.31	14.85
241	to	360	2,910	167,468,902.09	67.38
Total			4,568	248,533,732.00	100.00

The weighted average original term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 269 months.

Remaining Term to Maturity of HLTV Mortgage Loans

Remaining Term to Maturity (months)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0	to	60	1	19,678.07	0.01
61	to	120	68	2,781,833.71	1.12
121	to	180	864	41,348,274.82	16.64
181	to	240	725	36,915,043.31	14.85
241	to	360	2,910	167,468,902.09	67.38
Total			4,568	248,533,732.00	100.00

The weighted average remaining term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 261 months.

Year of Origination of HLTV Mortgage Loans

Year of Origination	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
2004	4,482	244,273,753.94	98.29
2003	85	4,234,636.45	1.70
1999	1	25,341.61	0.01
Total	4,568	248,533,732.00	100.00

The earliest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 3/1999 and the latest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 7/2004.

Occupancy Type of HLTV Mortgage Loans

Occupancy Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Owner Occupied	4,568	248,533,732.00	100.00
Total	4,568	248,533,732.00	100.00

Credit Quality of HLTV Mortgage Loans

Credit Quality	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Excellent	4,171	231,278,841.09	93.06
Superior	338	14,935,439.97	6.01
Good	59	2,319,450.94	0.93
Total	4,568	248,533,732.00	100.00

Credit grades run from Excellent to Superior to Good in descending order.

Geographic Distribution of HLTV Mortgage Loans

State	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Florida	417	21,991,092.01	8.85
Colorado	362	21,120,810.95	8.50
Washington	320	18,633,648.42	7.50
Pennsylvania	328	16,492,589.31	6.64
Ohio	319	14,860,309.20	5.98
Arizona	272	14,258,209.87	5.74
Virginia	258	14,015,365.78	5.64
Michigan	261	13,835,821.47	5.57
California	195	13,207,361.76	5.31
Maryland	203	12,166,629.58	4.90
Georgia	140	8,178,387.53	3.29
Oregon	140	7,797,722.73	3.14
Wisconsin	121	6,277,332.37	2.53
Illinois	112	6,160,111.16	2.48
Missouri	113	5,900,021.84	2.37
Utah	108	5,415,250.20	2.18
Other (<2%)	3,669	200,310,664.18	80.62
Total	4,568	248,533,732.00	100.00

Debt-to-Income Ratios of HLTV Mortgage Loans

Debt-to-Income Ratios (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
10.001	to	15.000	2	54,098.88	0.02
15.001	to	20.000	8	307,262.77	0.12
20.001	to	25.000	85	3,827,215.57	1.54
25.001	to	30.000	315	14,735,809.87	5.93
30.001	to	35.000	690	34,040,507.66	13.70
35.001	to	40.000	955	49,713,059.77	20.00
40.001	to	45.000	1,006	55,501,029.38	22.33
45.001	to	50.000	903	52,036,868.82	20.94
50.001	to	55.000	604	38,317,879.28	15.42
Total			4,568	248,533,732.00	100.00

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 41.64%.

Prepayment Penalty for HLTV Mortgage Loans

Months Applicable	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
No Prepayment Penalty	758	43,193,879.44	17.38
12	19	1,265,755.92	0.51
24	6	543,892.36	0.22
36	3,069	170,276,458.77	68.51
48	26	1,492,983.14	0.60
60	690	31,760,762.37	12.78
Total	4,568	248,533,732.00	100.00

Delinquency Status for HLTV Mortgage Loans

Delinquency	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Current	4,547	247,423,850.47	99.55
31-60 Days	21	1,109,881.53	0.45
Total	4,568	248,533,732.00	100.00

FICO Scores of HLTV Mortgage Loans

FICO			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
600	to	619	33	1,364,820.57	0.55
620	to	639	207	8,726,388.00	3.51
640	to	659	1,341	66,194,281.12	26.63
660	to	679	1,149	65,933,004.44	26.53
680	to	699	883	51,898,904.51	20.88
700	to	719	553	32,375,764.54	13.03
720	to	739	262	14,756,970.61	5.94
740	to	759	93	4,724,224.12	1.90
760	to	779	36	1,970,943.40	0.79
780	to	799	9	489,115.92	0.20
800	to	819	2	99,314.77	0.04
Total			4,568	248,533,732.00	100.00

The weighted average FICO of the Mortgage Loans as of the Statistical Calculation Date is approximately 678.

Lien Position of HEL Mortgage Loans

Lien Position	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
First Lien	76	5,492,540.34	5.03
Second Lien	2,267	103,790,629.04	94.97
Total	2,343	109,283,169.38	100.00

Combined Loan-to-Value Ratios of HEL Mortgage Loans

Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0.01 to 25.00	36	1,412,740.37	1.29
25.01 to 50.00	114	5,574,117.32	5.10
50.01 to 75.00	499	24,054,903.32	22.01
75.01 to 100.00	1,694	78,241,408.37	71.60
Total	2,343	109,283,169.38	100.00

The minimum and maximum combined loan-to-value ratios of the Loans as of the Statistical Calculation Date are approximately 7.08% and 100.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Loans is approximately 81.89%. The "combined loan-to-value ratio" of a Group Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Mortgage Loan plus the credit limit of such Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of HEL Mortgage Loans

Principal Balances	Number of Mortgage Loans	Unpaid Principal Balance Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
$0.01 to $25,000.00	624	12,044,877.34	11.02
$25,000.01 to $50,000.00	1,036	38,344,646.05	35.09
$50,000.01 to $75,000.00	369	22,910,324.63	20.96
$75,000.01 to $100,000.00	204	18,230,928.67	16.68
$100,000.01 to $125,000.00	32	3,633,514.08	3.32
$125,000.01 to $150,000.00	35	4,847,844.78	4.44
$150,000.01 to $175,000.00	12	1,942,234.73	1.78
$175,000.01 to $200,000.00	13	2,489,928.69	2.28
$200,000.01 to $225,000.00	4	839,503.92	0.77
$225,000.01 to $250,000.00	3	714,402.30	0.65
$250,000.01 to $275,000.00	3	788,853.76	0.72
$275,000.01 to $300,000.00	7	2,101,188.40	1.92
$375,000.01 to $400,000.00	1	394,922.03	0.36
Total	2,343	109,283,169.38	100.00

The average unpaid principal balance of the Mortgage Loans as of the Statistical Calculation Date is $46,642.41

Mortgage Interest Rates of HEL Mortgage Loans

Coupon Rates (%)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0.00	to	5.000	307	15,328,395.28	14.03
5.001	to	6.000	685	31,019,372.96	28.38
6.001	to	7.000	280	12,551,547.89	11.49
7.001	to	8.000	207	10,342,262.10	9.46
8.001	to	9.000	190	9,232,043.04	8.45
9.001	to	10.000	189	10,795,831.78	9.88
10.001	to	11.000	131	5,848,940.63	5.35
11.001	to	12.000	112	4,986,845.84	4.56
12.001	to	13.000	108	4,795,248.64	4.39
13.001	to	14.000	115	4,001,485.11	3.66
14.001	to	15.000	17	352,927.97	0.32
15.001	to	16.000	2	28,268.14	0.03
Total			2,343	109,283,169.38	100.00

The weighted average mortgage interest rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 7.595% per annum.

Mortgaged Properties Securing HEL Mortgage Loans

Property Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Single-Family Dwelling	1,873	86,137,643.45	78.82
Planned Unit Development	375	19,208,242.55	17.58
Condominium	93	3,879,038.12	3.55
2-4 Family	2	58,245.26	0.05
Total	2,343	109,283,169.38	100.00

Original Term to Maturity of HEL Mortgage Loans

Original Term to Maturity (months)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0	to	60	59	1,171,807.29	1.07
61	to	120	291	9,286,922.20	8.50
121	to	180	1,166	47,795,368.91	43.74
181	to	240	227	12,489,517.02	11.43
241	to	360	600	38,539,553.96	35.27
Total			2,343	109,283,169.38	100.00

The weighted average original term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 223 months.

Remaining Term to Maturity of HEL Mortgage Loans

Remaining Term to Maturity (months)			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
0	to	60	86	1,581,738.05	1.45
61	to	120	282	9,342,538.96	8.55
121	to	180	1,148	47,329,821.39	43.31
181	to	240	227	12,489,517.02	11.43
241	to	360	600	38,539,553.96	35.27
Total			2,343	109,283,169.38	100.00

The weighted average remaining term to maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 215 months.

Year of Origination of HEL Mortgage Loans

Year of Origination	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
2004	2,279	107,326,821.31	98.21
2003	16	933,890.42	0.85
2002	3	146,979.37	0.13
1999	3	79,166.45	0.07
1998	37	687,842.41	0.63
1997	5	108,469.42	0.10
Total	2,343	109,283,169.38	100.00

The earliest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 6/1997 and the latest month and year of origination of any Mortgage Loan as of the Statistical Calculation Date is 7/2004.

Occupancy Type of HEL Mortgage Loans

Occupancy Type	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Owner Occupied	2,335	108,948,067.86	99.69
Investment Property	8	335,101.52	0.31
Total	2,343	109,283,169.38	100.00

Credit Quality of HEL Mortgage Loans

Credit Quality	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Excellent	2,021	96,950,912.82	88.72
Superior	261	10,401,429.36	9.52
Good	61	1,930,827.20	1.77
Total	2,343	109,283,169.38	100.00

Credit grades run from Excellent to Superior to Good in descending order.

Geographic Distribution of HEL Mortgage Loans

State	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
California	490	30,977,374.79	28.35
Maryland	194	9,733,598.20	8.91
Virginia	170	8,875,563.18	8.12
Pennsylvania	207	8,346,818.41	7.64
Florida	192	7,887,337.01	7.22
Illinois	118	4,683,685.78	4.29
Massachusetts	84	3,912,837.53	3.58
Washington	88	3,854,054.22	3.53
Connecticut	75	3,661,966.62	3.35
Michigan	83	3,014,719.87	2.76
Colorado	66	2,930,236.68	2.68
Ohio	71	2,474,085.60	2.26
Arizona	70	2,456,051.80	2.25
Other (<2%)	435	16,474,839.69	15.08
Total	2,343	109,283,169.38	100.00

Debt-to-Income Ratios of HEL Mortgage Loans

Debt-to-Income Ratios (%)	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
5.001 to 10.000	5	215,470.98	0.20
10.001 to 15.000	11	534,709.86	0.49
15.001 to 20.000	68	2,727,513.34	2.50
20.001 to 25.000	145	5,921,359.61	5.42
25.001 to 30.000	238	10,201,236.05	9.33
30.001 to 35.000	353	15,669,400.80	14.34
35.001 to 40.000	375	17,531,208.44	16.04
40.001 to 45.000	436	21,389,738.61	19.57
45.001 to 50.000	429	19,973,323.00	18.28
50.001 to 55.000	283	15,119,208.69	13.83
Total	2,343	109,283,169.38	100.00

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 39.36%

Prepayment Penalty for HEL Mortgage Loans

Months Applicable	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
No Prepayment Penalty	217	10,889,597.48	9.96
12	6	494,075.28	0.45
24	33	1,223,719.59	1.12
36	885	43,726,461.58	40.01
48	7	316,165.71	0.29
60	1,195	52,633,149.74	48.16
Total	2,343	109,283,169.38	100.00

Delinquency Status for HEL Mortgage Loans

Delinquency	Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
Current	2,335	109,000,128.23	99.74
31-60 Days	8	283,041.15	0.26
Total	2,343	109,283,169.38	100.00

FICO Scores of HEL Mortgage Loans

FICO			Number of Mortgage Loans	Unpaid Principal Balance of Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Mortgage Loans
560	to	579	4	75,362.64	0.07
580	to	599	36	1,385,752.26	1.27
600	to	619	81	3,483,380.35	3.19
620	to	639	168	6,627,986.55	6.06
640	to	659	246	10,521,163.93	9.63
660	to	679	245	12,547,811.89	11.48
680	to	699	275	13,730,021.02	12.56
700	to	719	222	10,362,588.37	9.48
720	to	739	277	12,462,852.05	11.40
740	to	759	233	10,244,204.35	9.37
760	to	779	249	11,375,520.35	10.41
780	to	799	178	9,118,634.66	8.34
800	to	819	97	5,681,458.77	5.20
820	to	839	32	1,666,432.19	1.52
Total			2,343	109,283,169.38	100.00

The weighted average FICO of the Mortgage Loans as of the Statistical Calculation Date is approximately 713.